FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2009

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 23, 2009

SADIA S.A.

By:/s/José Luís Magalhães Salazar
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Name: José Luís Magalhães Salazar
Title: Investor Relations Officer

PROPOSAL OF ADMINISTRATION

1.

SELL OF STAKE IN CONCÓRDIA HOLDING FINANCEIRA S.A.:

 “We propose that it be approved to sell all the shares issued by Concórdia Holding Financeira S.A., the parent company of Concórdia Banco S.A. and Concórdia S.A. Corretora de Valores Mobiliários, Câmbio e Commodities (“Concórdia Financeira”) in the following terms: (i) The Company shall contract an appraisal report of Concórdia Financeira to be prepared by a specialized company and presented to the Company's shareholders who shall reach a resolution about this operation in General Meeting ("Appraisal Report"). (ii) Payment based on the delivery of 1,991,211 (one million, nine hundred ninety-one thousand, two hundred eleven) common shares issued by BRF – Brasil Foods S.A. (“BRF”), and this number shall be supported by the Appraisal Report with the condition of it being approved by the Securities and Exchange Commission of Brazil ("CVM") in the form of regulatory norms. (iii) Commitment by HFIN Participações S.A. of not involving the Company, its subsidiaries, and BRF in any legal suit nor make any legal complaint or petitory action related to events, acts, and omissions related to Concórdia Financeira, previous to the date of contracting the selling of Concórdia Financeira shares, even if they become questioned at a later date. Furthermore, and conditioned on the approval of CVM in the form of regulatory norms, we propose the approval of an option to repurchase two equal lots of BRF shares within 180 and 360 days from the date in which the option is contracted."

2. CHANGE TO THE BYLAWS:

"We propose that it be approved to change the heading of article 15, item III of article 17, as well as item III of article 18 and article 32 of the Company's Bylaws and the inclusion of a new article 43 in a chapter specific for the transitory provisions so as to establish that the Board of Directors be composed of up to 12 members, being able to be presided, during a time of transition, by two Co-Chairmen, who shall take office under the terms stated in Supplement I of this proposal.

Supplement I

“ARTICLE 15

The Board of Directors shall be composed of at least 7 (seven) and at the most 12 (twelve) members, all of whom must be shareholders, and it may adopt Internal Bylaws that, among other issues it deems necessary to address, shall regulate the operations of the body and Committees subordinate to it, rights and duties of the Counselors, and the relationship of the Board with the Executive Officers and other corporate bodies."

 “ARTICLE 18

The Chairman of the Board of Directors shall have the following responsibilities:

(...)

III. Make the formal summons to the General Meetings and chair them according to the terms of the Company's Bylaws.

(...)”

“ARTICLE 32

The General Meeting, summoned according to Law, shall be directed by the Board of Directors Chairman or in his absence by the Vice Chairman, and in the absence of both, by another Member. The General Meeting's chairman shall choose one or more secretaries from among the shareholders present.

“CHAPTER X

TRANSITORY PROVISIONS

ARTICLE 43

During a time of transition, the Board of Directors may have 2 (two) Co-Chairmen who shall have identical prerogatives and responsibilities that will be indicated by the Board of Director's and in compliance with the following paragraphs:

Paragraph 1 - In the decisions made by the Board of Directors, neither of the Co-Chairmen shall have right to the casting vote in the case of a tie vote, but shall only have their respective personal votes, thus being suspended the casting vote rule as stated in paragraph four of Article 16 of the Company's Bylaws.

Paragraph 2 - The prerogatives and responsibilities of the Chairman of the Board of Directors according to the Company's Bylaws shall be exercised jointly by the Co-Chairmen.

Paragraph 3 - In the absence or impediment of the Co-Chairmen, as well as in the case of the vacancy of the positions, they shall be substituted by the respective Co-Chairmen, who shall also be appointed by the Board of Directors.

Paragraph 4 - The terms of this Article will cease to apply after the Ordinary Shareholders' General Meeting that will take place within the first four months after the end of fiscal year 2010, at which time the members of the Board of Directors shall be elected and appoint a Chairman and a Vice-Chairman, and the rule of the casting vote will once again take effect according to paragraph four of Article 16 of the Company's Bylaws."

This is what the Board of Directors had to propose and request that it be approved by the shareholders. (aa) Members.

São Paulo, SP - June 22, 2009

(aa) Luiz Fernando Furlan (Chairman), Cássio Casseb Lima, Celso Clemente Giacometti, Diva Helena Furlan, Eduardo Fontana d´Avila, Manoel Ferraz Whitaker Salles, Marcelo Canguçu de Almeida, Martus Antonio Rodrigues Tavares, Roberto Faldini, and Vicente Falconi Campos.

I certify that the present extract is a true copy of items 1, 2, and 4 of minutes no. 167 in the book no. 6 of Minutes from Sadia S.A.'s Board of Directors.

Delmir Antonio Dal Cim

Secretary